  EXHIBIT 99.1

SUPPLEMENTAL INFORMATION REGARDING

DIRECTOR LESTER PARRIS

Filed as part of the Company’s Registration

Statement on Form 10 (File No. 000-56001

Lester Parris is subject to two conflicting court orders. One issued by the Southern District of Florida SEC v Quench, Inc., et al, Case No.: 05-80044-CIV SD-Fl-order-dated March 18, 2008 effectively barred Mr. Parris from participating as an officer or director of a public company indefinitely. In a later case in the Eastern District of New York, US v Parris et al 1:05-cr-00636-FB Document 187 Filed August 18, 2008 (after the other case) permitted Mr. Parris to participate in public companies after a period of time, which has expired. Management believes that the later decision is controlling, but if a court were to disagree with such determination, Mr. Parris would be required to resign from our board of directors. As its resources allow, the Company will seek an affirmative judicial resolution of the two conflicting court orders.